Exhibit (a)(1)(A)

STRAYER EDUCATION, INC.

OFFER TO EXCHANGE
RESTRICTED STOCK
FOR
CERTAIN OUTSTANDING STOCK OPTIONS

THIS OFFER AND YOUR WITHDRAWAL RIGHTS EXPIRE
AT 11:59 P.M., EASTERN TIME, ON JUNE 12, 2006, UNLESS WE EXTEND THE OFFER.

The Date of this Offer is May 12, 2006

Strayer Education, Inc. (‘‘Strayer,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ or ‘‘our’’) is offering eligible employees the opportunity to exchange, on a grant-by-grant basis, their outstanding eligible options for shares of restricted stock that we will grant under our 1996 Stock Option Plan, as amended (the ‘‘Option Plan’’). All shares of restricted stock received in the exchange for eligible options will vest on the same vesting date as the option being exchanged would have vested.

You are eligible to participate in the offer if you are an employee of Strayer or one of our subsidiaries on the date of this offer and have neither ceased to be an employee nor have submitted or received a notice of termination of employment prior to the expiration of this offer. Unless extended, this offer will expire at 11:59 p.m., Eastern Time, on June 12, 2006. Our five most highly compensated executive officers are not eligible to participate in this offer. There are currently 11 employees holding options which are eligible for exchange under this offer.

Options eligible for exchange in this offer are outstanding options granted under our the Option Plan that have an exercise price per share that is more than $107.00. The following are the three eligible options grants:

•	options granted on February 15, 2005 with an exercise price of $107.28;

•	options granted on February 10, 2004 with an exercise price of $118.00; and

•	options granted on May 11, 2004 with an exercise price of $119.72.

For the purposes of this offer, the term ‘‘option’’ means a particular option grant to purchase a specified number of shares of our common stock at a specified exercise price per share. You may tender for exchange any, all or a portion of your eligible options. However, if you elect to tender a portion of an eligible option, the amount exchanged must be in increments of at least 100 shares.

The number of shares of restricted stock to be granted in exchange for each eligible option surrendered in this offer will be determined based upon an exchange ratio. We have established an individual exchange ratio for each eligible option, depending on its exercise price and remaining contractual term. Separate from this offer to exchange, you will receive an Individual Statement of Options. Your statement identifies each of the options you currently hold which has an exercise price greater than $107.00 and the exchange ratio that will apply to the option. An exchange ratio represents the number of shares subject to an eligible option that will be canceled, should you choose to tender that option in this offer, for each one share of restricted stock that would be granted to you. Any fractional share of restricted stock will be rounded up to the nearest whole number. Your statement indicates for each of the options listed the number of shares of restricted stock you will receive if the option is exchanged. The exchange ratios for the three eligible options are:

•	2.921 (which means that 2.921 shares subject to an eligible option would be cancelled for one share of restricted stock (i.e., 2.921-to-one)) for options exchanged with an exercise price of $107.28;

•	3.726 (which means 3.726 shares subject to an eligible option would be cancelled for one share of restricted stock (i.e., 3.726-to-one)) for options exchanged with an exercise price of $118.00; and

•	3.649 (which means 3.649 shares subject to an eligible option would be cancelled for one share of restricted stock (i.e., 3.649-to-one)) for options exchanged with an exercise price of $119.72.

Each share of restricted stock granted pursuant to this offer is a share of our common stock that is issued to you on the date the award is granted, subject to vesting through your continued employment for a specified period. Until shares of restricted stock have vested, they remain subject to forfeiture if your employment terminates and to restrictions on transfer. If and when the shares vest, they will be free of forfeiture conditions and restrictions on transfer, other than required tax withholding and compliance with applicable securities laws, company securities trading policies and any other legal requirements.

All shares of restricted stock received in the exchange for eligible options will vest on the same vesting date as the option being exchange would have vested. All restricted stock awards will be subject to the terms of the Option Plan and a restricted stock award agreement between you and Strayer.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive restricted stock, and your outstanding options will remain outstanding according to their existing terms and conditions.

If you want to exchange your eligible options, you must complete, sign and date the form of Letter of Transmittal that we have provided to you and deliver the Letter of Transmittal to us according to the instructions contained in the Letter of Transmittal before our offer expires.

To inform yourself about our offer, you should:

•	read this whole document, the Letter of Transmittal, the Notice of Withdrawal, the Option Plan and the form of restricted stock award agreement because they contain important information;

•	review your Individual Statement of Options;

•	consider the questions and answers in the Summary Term Sheet which starts on page 1; and

•	contact Mark Brown at (703) 247-2500 or mbrown@strayer.edu, if you have questions about our offer or need another copy of this document or any of the other documents listed above.

We are making this offer upon the terms and conditions described in this offer to exchange, the Letter of Transmittal and Notice of Withdrawal. The offer is not conditioned on any minimum number of options being exchanged. Our offer is, however, subject to conditions that we describe in Section 7 of Part III of this document.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol ‘‘STRA.’’ On May 3, 2006, the closing price of one share of common stock on the Nasdaq National Market was $103.60. We recommend that you get current market prices for our common shares before deciding whether to exchange your eligible options.

IMPORTANT NOTICE

Although the Compensation Committee of the Board and our Board of Directors have approved this offer, neither we, nor the Compensation Committee nor our Board of Directors makes any recommendation to you as to whether or not you should tender your eligible options for exchange. Also, Strayer has not authorized any person to make any recommendation on its behalf as to whether or not you should accept this offer.

You must make your own decision as to whether or not to exchange your eligible options. In doing so, you should rely only on the information contained in the offering materials, the materials referenced in Section 17 of Part III of this document, or any other authorized communications from Strayer made generally available to eligible employees, as no other representations or information have been authorized by Strayer. You also may wish to consult with your own advisors, including your tax advisor, before making any decisions regarding the offer.

The restricted stock we are offering may end up being worth less than your existing options. In evaluating this offer, you should keep in mind that the future performance of Strayer and its stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our own business and the other risks and uncertainties set forth in our filings with the Securities and Exchange Commission. In particular, we recommend that you read our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, each of which has been filed with the Securities and Exchange Commission and is available at its web site at www.sec.gov and on our website at www.strayereducation.com. Each of these documents is available at no charge by contacting Mark Brown at (703) 247-2500 or mbrown@strayer.edu.

The statements in this document concerning the eligible options, the Option Plan and the restricted stock awards are summaries of the material terms but are not complete descriptions of the eligible options, the Option Plan, or the restricted stock awards. The Option Plan and the form of restricted stock award agreement have been filed as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this document is also an exhibit). See Section 17 of Part III of this document for additional information regarding the Schedule TO.

Our offer is not being made to, and we will not accept any election to exchange options from or on behalf of, option holders in any jurisdiction in which our making the offer or accepting any tendered options is illegal. However, we may in our sole discretion take the actions we deem necessary for us to make this offer to option holders in such jurisdiction.

I.    SUMMARY TERM SHEET

The following are answers to some questions about our offer. The answers are summaries and do not describe all of the details of the offer. You should read this entire document, the Letter of Transmittal, the Notice of Withdrawal, our 1996 Stock Option Plan, as amended (the ‘‘Option Plan’’) and the form of restricted stock award agreement because they contain the full details of our offer and the terms of the restricted stock, and these details could be important to you. For many of the questions, we have included a reference to the section or sections contained in Part III of this document where you can find a more complete discussion.

This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Exchange Program Works

•	Background and Purpose of the Offer

•	Duration of the Offer

•	How to Elect to Participate

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

References in this document to the ‘‘Strayer,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ mean Strayer Education, Inc., and references to the time ‘‘the offer expires’’ mean 11:59 p.m., Eastern Time, on June 12, 2006, or, if we extend the offer period, any later date that we specify. References to the ‘‘offer to exchange’’ mean this document and its appendices. References to the ‘‘offer’’ or the ‘‘program’’ mean the option exchange program described in the offer to exchange. References to dollars (‘‘$’’) are to United States dollars.

HOW THE OPTION EXCHANGE PROGRAM WORKS

1.	What is the Offer?

Beginning on May 12, 2006 and ending at 11:59 p.m., Eastern Time, on June 12, 2006, unless we extend the offer, each eligible employee (described in Question 2 below) may decide to exchange eligible options (described in Question 4 below) for an award of restricted stock (described in Question 8 below). The number of shares of restricted stock an eligible employee will receive in exchange for an eligible option will be determined by the exchange ratio (described in Question 11 below) applicable to that option. Restricted stock will vest according to the same vesting schedule(s) (described in Question 12 below) as the option(s) tendered in the exchange program would have vested.

Participation in this offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive restricted stock, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

2.	Am I eligible to participate?

Only ‘‘eligible employees’’ may participate in this offer. Generally, you are eligible if you are an employee of Strayer or one of our subsidiaries on May 12, 2006 and are still an employee (even if on an approved leave of absence) on the date on which the tendered options are canceled and restricted stock is granted. However, you will not be eligible to participate if you are one of the five most highly compensated Executive Officers of Strayer. There are currently 11 employees holding options which are eligible for exchange under this offer. If you resign or receive a notice of termination at any time before the date on which the tendered options are canceled, you are not eligible to participate in the offer. (See Section 1 of Part III.)

3.	What happens if my employment terminates before tendered options are canceled?

If you tender options for exchange under this offer, but before the tendered options are canceled your employment or other service with Strayer or our subsidiaries terminates for any reason or you receive or submit a notice of termination, your tender will automatically be deemed withdrawn and you will not participate in the option exchange program. You will retain your outstanding options in accordance with their current terms and conditions, and you may exercise them during a limited period of time following your termination of employment in accordance with their terms to the extent that they are vested. If you are currently considered an ‘‘at-will’’ employee, this offer does not change that status, and your employment may be terminated by us or by you at any time, including before the offer expires, for any reason, with or without cause.

4.	Which options may I exchange?

Only ‘‘eligible options’’ may be exchanged under this program. Eligible options are outstanding options granted under the Option Plan having an exercise price per share that is more than $107.00. These options are:

•	options granted on February 15, 2005 with an exercise price of $107.28 vesting on February 15, 2009

•	options granted on February 10, 2004 with an exercise price of $118.00 vesting on February 10, 2008; and

•	options granted on May 11, 2004 with an exercise price of $119.72 vesting on May 11, 2008.

Any options which have an exercise price that is not greater than $107.00 will not be eligible for exchange and automatically will be excluded from the offer. You should review your Individual Statement of Options provided to you in connection with this offer to exchange. It lists all of your options which have an exercise price greater than $107.00 and therefore may be eligible for exchange. (See Section 2 of Part III.)

5.	If I participate, what will happen to my current options?

Eligible options you elect to exchange under this program will be canceled promptly following the expiration of this offer, and you will no longer have those options available for exercise. Any options you do not tender for exchange will not be canceled and will remain outstanding at their existing exercise prices and under their existing terms. (See Section 6 and Section 12 of Part III.)

6.	I have more than one eligible option. Do I have to exchange all of them in order to participate?

No. You may tender for exchange any, all or a portion of your eligible options. However, if you elect to tender a portion of an eligible option, the amount exchanged must be in increments of at least 100 shares. For the purposes of this offer, the term ‘‘option’’ means a particular option grant to purchase a specified number of shares of our common stock at a specified exercise price per share. (See Section 2 of Part III.)

7.	What is a stock option?

A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or ‘‘exercise price’’ is the market price of a share of our common stock on the date the option is granted. Due to subsequent fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to, or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an ‘‘in-the-money’’ option), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price and then sell the purchased stock for the higher prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an ‘‘out-of-the-money’’ or an ‘‘underwater’’ option) generally would not exercise the stock option.

8.	What is ‘‘restricted stock?’’

Shares of restricted stock granted pursuant to this offer are shares of Strayer common stock that will be issued on the date the awards are granted to employees participating in the offer. Restricted stock awards will be subject to vesting based on continued employment or other service for a specified period. Until shares of restricted stock have vested, they remain subject to forfeiture upon termination of employment or other service and restrictions on transfer. If and when the shares vest, they will no longer be ‘‘restricted,’’ and you will be free to hold, transfer or sell them, subject to required tax withholding and compliance with applicable securities laws, company securities trading policies and any other legal requirements.

Generally, participants in the exchange offer will forfeit restricted stock awards to the extent unvested if their service to us is terminated, and participants may not transfer, pledge, or otherwise dispose of unvested restricted stock. The forfeiture provisions, transfer restrictions and other terms of the restricted stock are set forth in the Option Plan and the form of restricted stock award agreement included as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this offer to exchange is also an exhibit).

Participants granted shares of restricted stock will become stockholders of Strayer on the date the restricted stock is issued to them, even though unvested, and will have all of the rights of a stockholder, including the right to vote and receive dividends on such shares, subject to the restrictions contained in the applicable restricted stock award agreement. Once the shares of restricted stock have vested, you may transfer or sell the shares, subject to required tax withholding and compliance with applicable securities laws, company securities trading policies and any other legal requirements. (See Section 9 of Part III.)

9.	What is the principal difference between stock options and restricted stock?

With respect to stock options, when the market price of the underlying shares declines below the applicable option exercise price, the option has no realizable value. In contrast, restricted stock continues to have value even if the market price of our stock has declined below its value at the time of grant. Assuming in each case the option or restricted stock vesting period is met, the eligible options you now hold (because their underlying shares are greater in number than the shares of restricted stock for which they can be exchanged) may have greater potential value in the event our common stock price increases significantly, and the shares of restricted stock you would receive if you choose to participate in the offer (because they require no purchase price payment) may have greater value if our common stock price does not increase as significantly. Unlike stock options, participants granted shares of restricted stock will become stockholders of Strayer on the date the restricted stock is issued to them, even though unvested, and will have all of the rights of a stockholder, including the right to vote and receive dividends on such shares, subject to the restrictions contained in the applicable restricted stock award agreement.

10.	Do I have to pay any money to receive shares of restricted stock?

No. You will not be required to pay any money to receive shares of restricted stock under the exchange offer. However, you will be responsible for paying all applicable taxes in connection with vesting in the restricted stock and sale of shares of our common stock. (See Questions 39 through 42 below and Section 14 of Part III.)

11.	If I participate, how many shares of restricted stock will I receive?

The number of shares of restricted stock that we are offering in exchange for each eligible option is determined by an exchange ratio established for that option. The exchange ratios are as follows:

Option Grant Date	Option Exercise Price	Exchange Ratio
February 15, 2005	$107.28	2.921
February 10, 2004	$118.00	3.726
May 11, 2004	$119.72	3.649

The exact number of restricted shares that your options can be exchanged for is set forth in your Individual Statement of Options. We will not issue any fractional shares of restricted stock. Accordingly, any exchange that would result in a fractional share under the applicable exchange ratio will be rounded up to the nearest whole share. (See Question 22 and Section 2 of Part III.)

12.	When will my shares of restricted stock vest?

All shares of restricted stock received in exchange for eligible options will vest on the same vesting date as the option being exchanged would have vested. We will grant restricted stock awards promptly following the expiration of the offer in exchange for properly tendered options. The length of the vesting schedule applicable to each award of restricted stock will depend on the vesting period of the option as of the date it is canceled in exchange for restricted stock, as follows:

Option Grant Date	Option Exercise Price	Vesting Date
February 15, 2005	$107.28	February 15, 2009
February 10, 2004	$118.00	February 10, 2008
May 11, 2004	$119.72	May 11, 2008

Each award of restricted stock will vest as of the applicable vesting date, subject to your continued service with Strayer or any of its subsidiaries (as service is defined under the Option Plan and your restricted stock award agreement). If your service with us terminates before all of your shares of restricted stock have vested, you will forfeit any shares of restricted stock that remain unvested on the date your service terminates. (See Section 9 of Part III.)

However, your shares of restricted stock will become fully vested if we are acquired by another company (called a ‘‘change in control’’) or upon your death or disability. These three terms have precise definitions which are set forth in your restricted stock award agreement. We encourage you to read those definitions and the rest of that agreement carefully. See also Section 9 of Part III.

If any of the shares of restricted stock would otherwise become vested during a period in which you are (1) subject to a lock-up agreement restricting your ability to sell shares of Strayer common stock in the open market or (2) restricted from selling shares of Strayer common stock in the open market because you are not then eligible to sell under any company securities trading policies as then in effect (whether because a trading window is not open or you are otherwise restricted from trading), vesting in such shares of restricted stock will be delayed until the first date on which you are no longer prohibited from selling shares of Strayer common stock due to a lock-up agreement or securities trading policy restriction.

13.	What will I receive when my restricted stock award vests?

Employees granted shares of restricted stock will continue to hold the same shares, but without forfeiture conditions or restrictions on transfer, once those shares have vested. The certificates for such vested shares shall be released from escrow and delivered to you following the date on which such shares become vested, at your written request, within thirty business (30) days following the date of such request. (See Question 41 below and Sections 9 and 14 of Part III).

14.	What is the source of the common stock that will be issued under my restricted stock award?

The shares of Strayer common stock to be issued under restricted stock awards will be issued under the Option Plan pursuant to the existing share authorization under that plan.

15.	What happens if my service to the Company terminates before all of my restricted stock vests?

You will generally forfeit any restricted stock that is not vested on the day you stop being an employee or other service provider for any reason. Any dividends you have received on or prior to the date of your termination of service are not subject to forfeiture and will be yours to keep. Any vested shares you hold under a restricted stock award while you are a Strayer employee or other service provider are yours to keep even after you leave Strayer. If you elect to keep (i.e., to not tender) your eligible options, the provisions of your option agreements generally provide that you have a limited period of time after your final day of service with us to exercise your stock options to the extent that they are vested prior to your final day of service. If you do not exercise them within that limited time period, you will forfeit all unexercised options, whether vested or unvested, and will not receive any compensation for such forfeited options.

16.	If I participate, when will I receive my restricted stock award agreement?

Restricted stock awards will be granted promptly following expiration of the offer in exchange for all properly tendered options that we accept for cancellation and exchange. We expect to provide restricted stock award recipients with restricted stock award agreements as soon as practicable following the grant date.

17.	What happens once I return my executed restricted stock award agreement?

The restricted stock shall be deposited in escrow with Strayer’s Secretary or stock transfer agent. The deposited certificates shall remain in escrow until such time or times as the certificates are to be released or otherwise surrendered for cancellation as discussed below. All regular cash dividends on the restricted stock (or other securities at the time held in escrow) shall be paid directly to you and shall not be held in escrow. However, in the event of any stock dividend, stock split, recapitalization or other change affecting Strayer's outstanding common stock as a class effected without receipt of consideration or in the event of a stock split, a stock dividend or a similar change in Strayer’s common stock, any new, substituted or additional securities or other property which is by reason of such transaction distributed with respect to the common stock shall be immediately delivered to Strayer’s Secretary or stock transfer agent to be held in escrow, but only to the extent the restricted stock in respect of which the distribution is made is at the time subject to the escrow requirements hereof. If your interest in the shares vests, such vested shares shall be released from escrow and delivered to you following the date on which such shares become vested, at your written request, within thirty business (30) days following the date of such request.

You agree, as a condition of the grant of restricted stock, that you will make acceptable arrangements to pay any withholding or other taxes that may be due as a result of the vesting of restricted stock acquired under this grant. In the event that Strayer determines that any federal, state, local or foreign tax or withholding payment is required relating to the vesting of shares arising from this grant, Strayer will have the right to require such payments from you, or withhold such amounts from other payments due to you from the Strayer.

18.	Will my restricted stock ever expire?

Unlike stock options, restricted stock does not expire. Instead, if you are still an employee of Strayer or one of our subsidiaries on each of your vesting dates and you received shares of restricted stock in this offer, your shares will become vested shares on the vesting date. See also the answers to Questions 12, 13 and 15.

19.	What happens if Strayer were to be acquired by another company?

If we are acquired by another company before the offer expires, you may withdraw your tendered options and have all of the rights under your options. Further, if we were to be acquired prior to the offer expiration date, we reserve the right to withdraw the offer, in which case your options will remain outstanding subject to their terms.

If we were to be acquired by another company after we accept and cancel your tendered options and grant you shares of restricted stock, your shares of restricted stock would become fully vested and be treated in the same manner as all other shares of Strayer common stock outstanding at the time of the merger or acquisition transaction. (See Section 9 of Part III.)

20.	Are there risks that I should consider in deciding whether to exchange my options?

Yes. Exchanging your eligible options does have some risks. You should carefully review the discussion of certain of these risks in Part II of this document (‘‘Certain Risks of Participating in the Offer’’).

21.	What happens if Strayer’s stock price increases during the offer?

If our stock price increases during the offer, you may decide that you do not want to participate in the offer, and you will be able to withdraw your previous election.

22.	Why should I consider participating in the offer?

If you participate in the offer, you will receive restricted shares in exchange for your options, based on an exchange ratio set on May 3, 2006, as described in the answer to Question 11 and Section 2 of Part III. Unlike options, such restricted shares will allow you to vote and receive dividends thereon, even though unvested. Unlike options, restricted shares do not have to be ‘‘in the money’’ to have value.

The exchange ratio applicable to each eligible option was determined on the basis of a number of factors, including the application of the Black-Scholes stock option valuation method, the exercise price of the eligible option and the closing price of our common stock on May 3, 2006. The objective was to set the individual and aggregate value of the restricted stock grants approximately equivalent to the individual and aggregate value, respectively, of the eligible options. Although this methodology ensures that the value of the restricted stock received will not exceed the value of the eligible options (as calculated pursuant to the Black-Scholes metholodogy), you should recognize that the eligible options that you hold might never be ‘‘in-the-money’’ (see Question 7) and, therefore, may never have any actual value to you. Unlike options, the shares of restricted stock do not have to be ‘‘in the money’’ to have value when (and if) you sell the underlying stock. The dates that replacement restricted stock would become vested will vary for each eligible option exchanged but, in each case, is the same vesting date as the eligible option being exchanged would have vested. (See Question 12).

Some examples may assist you in understanding the difference between restricted stock and options:

•	If you have an eligible option for 1,000 shares at an exercise price of $118.00 per share, with a remaining contractual term of approximately two years, and the applicable exchange ratio is 3.726 option shares for each one share of restricted stock, you could elect to surrender this option and receive 269 shares of restricted stock. The shares of restricted stock would vest on the same date as the eligible option being exchanged. Once the shares of restricted stock have vested, if the market price per share of our common stock is, for example, $102.00, you could sell your award shares for $27,438 (i.e. 269 shares x $102.00).

•	If you chose to retain your option rather than exchange it for shares of restricted stock under this scenario, you would not have been able to exercise the option for any value because, at an exercise price of $118.00, it would have remained ‘‘out-of-the-money.’’ It is possible that the price of our common stock will never rise above $118.00 during the life of the option. If that happens, you will not be able to exercise and sell the underlying shares at a profit. However, if at the end of the same two-year period used in the example above, the market price per share of our common stock climbs to $150.00, rather than $102.00, your unexercised option would be worth $48,000 (i.e., 1,000 shares × ($150.00 – $102.00)). Assuming the same facts, if you exchanged this option for shares of restricted stock at the offered 3.726-to-one exchange ratio, and have not previously sold the award shares, they would be worth only $40,350 (i.e., 269 shares × $150) at the end of the two-year period.

The foregoing examples assume that, if you are an employee of the Company, you remain employed by, or otherwise provide service to, the Company through the applicable vesting dates. In addition, the foregoing does not take into account any tax effects of any of the transactions, which are described in Questions 39-43.

In evaluating this offer, you should keep in mind that the future performance of our common stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, the performance of our own business and the risks and uncertainties set forth in our filings with the Securities and Exchange Commission. We recommend that you read our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, each of which has been filed with the Securities and Exchange Commission and is available at www.sec.gov and our website at www.strayereducation.com as well as all other documents incorporated by reference in our Tender Offer Statement on Schedule TO (to which this document is also an exhibit). Each of these documents is available at no charge by contacting Mark Brown at (703) 247-2500 or mbrown@strayer.edu.

23.	Are there conditions to the offer?

Yes. The offer is subject to a number of conditions that are described in Section 7 of Part III. The offer is not conditioned on a minimum number of options being tendered for exchange or upon a minimum number of option holders accepting the offer. Participation in the offer is completely voluntary.

BACKGROUND AND PURPOSE OF THE OFFER

24.	Why is Strayer making this offer?

The Compensation Committee determined (and the Board concurs) that grants of restricted stock are generally preferable to grants of stock options as an equity compensation vehicle and are more suited to the Company's long-term business model because restricted stock has an intrinsic value when granted (as opposed to stock options) and therefore an employee holding restricted stock shares a downside risk to such value with other holders of the Company's common stock. The purpose of this offer is to promote the interests of our stockholders by strengthening our ability to motivate and retain valued employees through providing them with an equity stake in the Company in a form that may be better suited to the Company's long-term business model. Accordingly, the Board of Directors has determined that it is in the best interest of Strayer and its stockholders to authorize the offer to exchange in order to enhance stockholder value by creating better performance incentives for our employees. (See Section 3 of Part III.)

25.	Why did Strayer choose to offer this exchange for restricted stock rather than repricing eligible options or granting new options?

The Compensation Committee of our Board of Directors considered a variety of alternatives to address the issue of how to provide equity compensation best suited to our long-term business model. The Committee determined that option holders could benefit from the opportunity to obtain through the exchange what we believe is the benefit associated with restricted stock. (See Section 3 of Part III.)

26.	How did Strayer determine what we would receive in exchange for our options?

The Compensation Committee of the Board considered a number of alternatives, as well as their related costs to Strayer, and determined that the exchange offer would provide value and incentives in a manner that would further the interests of our stockholders by providing equity compensation to employees in a form better suited to our long-term business model.

27.	Will there be additional equity grants in the future?

The Compensation Committee of our Board of Directors periodically evaluates our compensation programs. At this time, the Committee believes that equity compensation forms an important component of our compensation programs. Future equity awards to eligible employees will be subject to the discretion of the Committee.

28.	Is it likely that a similar offer to this one will be made in the near future?

No. We have no current intention to make any similar offer in the future. We were required to amend the Option Plan in order to make this offer.  The Option Plan amendment required stockholder approval, which was received at our annual meeting held on May 3, 2006. That amendment provided for this offer, and did not authorize future offers. Therefore, you should make your decision on the assumption that, if you do not exchange your eligible options in accordance with the terms of this offer (including deadlines stated in this offer to exchange), you will not have another similar opportunity.

29.	Does our Board of Directors have a recommendation about this offer?

Our Board of Directors is not making a recommendation about this offer. Although the Compensation Committee of the Board and our Board of Directors have approved this exchange offer, they recognize that the decision to accept or reject this offer is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences. You should consult with your personal advisors if you have questions about your financial or tax situation. Neither we, the Compensation Committee nor our Board of Directors are making a recommendation to employees as to whether or not to accept this exchange offer.

30.	Is there any information regarding Strayer that I should be aware of?

Yes. Your decision of whether to accept or reject this offer should take into account the factors described in this offer to exchange, as well as the various risks and uncertainties inherent in our business. These risks include, but are not limited to, those risks set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. In addition, before making your decision to tender your eligible options, you should carefully review the information about Strayer discussed in Part II (‘‘Certain Risks of Participating in the Offer’’) and in Section 10 of Part III of this document. This section explains where you can find additional information about us.

31.	What are the accounting consequences to Strayer of making this exchange offer?

In connection with the issuance of restricted stock in exchange for tendered options that we accept for cancellation, we will be required to recognize aggregate expense based on a valuation of the options being exchanged and the shares of restricted stock being issued on the day we grant the restricted stock compared to the valuation on May 3, 2006. We will be required to recognize any applicable expense in our financial statements over the restricted stock vesting period. Because of the exchange ratio, we expect to recognize approximately the same amount of expense on the vesting of the stock options which are eligible to be exchanged. (See Section 12 of Part III.) Accordingly, we believe the incremental expense, if any, as a result of the exchange offer will be minimal.

DURATION OF THE OFFER

32.	How long will this offer remain open? Can the offer be extended, and if so, how will I know if it is extended?

This offer begins on May 12, 2006 and is scheduled to expire on June 12, 2006, at 11:59 p.m., Eastern Time. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of this offer at any time. If we extend this offer, we will publicly announce the extension no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. (See Section 15 of Part III.)

33.	If the offer is extended, how will the extension affect the date on which restricted stock will be granted?

If we extend the offer and you elect to participate in it, you must properly tender any eligible option you wish to exchange before the expiration of the extended offer period. Your properly tendered eligible options will be accepted and canceled, and your award of restricted stock will be granted, promptly following the extended expiration.

HOW TO ELECT TO PARTICIPATE

34.	What do I need to do to participate in the offer?

You will be required to timely submit your election to participate in the exchange offer by completing, signing and dating the Letter of Transmittal you will receive in connection with this offer to exchange and delivering it to us according to the instructions contained in the Letter of Transmittal (you may request an additional copy of the Letter of Transmittal using the contact information in Section 4 of Part III). Your election to exchange will be effective only after you have properly submitted a Letter of Transmittal before the offer expires. (See Section 4 of Part III.)

35.	Do I have to return the Letter of Transmittal or any other document if I do not want to exchange my options?

No. You do not have to return any documents to us if you do not wish to exchange your eligible options in this offer. If you do not return the Letter of Transmittal, you will not participate in the option exchange program. This offer is completely voluntary, and there are no penalties for electing not to participate in the offer.

36.	If I elect to exchange my options by returning the Letter of Transmittal, can I change my mind?

Yes. If you decide to participate in the offer and then decide to withdraw or change the election you submitted, you may do so at any time before the offer expires. You may withdraw your election by submitting to us the Notice of Withdrawal you will receive in connection with this offer to exchange (you may request an additional copy of the Notice of Withdrawal using the contact information in Section 4 of Part III). If you then decide to make a new election, you must request and submit a new Letter of Transmittal to do so. Your Notice of Withdrawal must be received before the offer expires. If we have not accepted your tendered options by August 8, 2006, you will also have the right to withdraw your tendered options after that date and until we accept your tendered options. (See Section 5 of Part III.)

Keep in mind that any options you may have tendered for exchange that do not have an exercise price that is greater than $107.00 will be ineligible to participate and automatically excluded from the offer. Therefore, you would not need to submit a Notice of Withdrawal to withdraw any such options from the offer.

37.	Will Strayer accept all options tendered for exchange?

We will accept all options that are properly tendered for exchange unless the offer is terminated. If we terminate the offer without accepting options for exchange, we will communicate this to you by 9:00 a.m., Eastern Time on the first business day after the offer expires (i.e., if the expiration date is not extended, this communication will be no later than June 12, 2006). The communication may be made orally, by written or electronic notice or by public announcement. (See Sections 6 and 15 of Part III.)

38.	What happens to my options if I do not accept this offer or if my options are not accepted for exchange?

Nothing. If you do not elect to participate in the offer, or if we do not accept options that are tendered for exchange, you will keep all your current options, and you will not receive any restricted stock. The offer will not result in any changes to the terms of your current options. (See Section 4 of Part III.)

U.S. FEDERAL INCOME TAX CONSIDERATIONS

39.	Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

We believe that our employees will incur no immediate U.S. federal income tax consequences as a result of either electing to retain their eligible options or electing to exchange their eligible options for shares of restricted stock. However, see the response to Question 40 for the U.S. federal income tax consequences of your restricted stock award.

40.	What are the federal income tax consequences of my restricted stock award?

Employees will generally recognize no taxable income upon the receipt shares of restricted stock (i.e., shares that are subject to a substantial risk of forfeiture and are not transferable). You will, however, recognize ordinary income (like salary) at the time the shares vest in an amount equal to the fair market value of those shares, unless you file an election under Section 83(b) of the Internal Revenue Code no later than thirty (30) days after the date on which the shares are acquired. An employee who files a Section 83(b) election will be required to recognize ordinary income in an amount equal to the fair market value of the shares determined on the date on which they are acquired for tax purposes rather than on the date on which they vest. We will determine the fair market value of the shares based on the closing price of our common stock as reported on the Nasdaq National Market on the applicable date. The ordinary income resulting from the vesting of shares of restricted stock (or acquisition of the shares of restricted stock if a Section 83(b) election is properly filed) will be reflected in the Form W-2 reported to the Internal Revenue Service for the year of the vesting or acquisition of the shares, as the case may be. At the time that you recognize ordinary income, you will have an income and employment withholding tax obligation with respect to that income, much like the obligation that arises when we pay you salary. (See Question 41 and Section 14 of Part III.)

The decision to make a Section 83(b) election is a highly technical one, and should include, among other considerations, the availability to you of cash sufficient to cover the tax withholding obligation before the date on which the shares will vest and you will be permitted to sell them, your assessment of the potential future market value changes in our common stock, and the risk that events might prevent your continued employment with Strayer and corresponding vesting of your shares. In that event, you would have paid tax on shares that are forfeited, and you would not be entitled to a refund of, or an offsetting deduction for, the taxes you paid. You are advised to consult with your personal financial and tax advisors before making a Section 83(b) election. If you decide to make a Section 83(b) election, you must do so through an appropriate filing with the U.S. Internal Revenue Service no later than thirty (30) days after the date of grant of your restricted stock award.

Upon an employee’s sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on their vesting date (or on their grant date if the employee properly filed a Section 83(b) election), will be taxed as a capital gain or loss. Such gain or loss will be long-term if the employee held the shares or more than one year following their vesting date (or their grant date if the employee properly filed a Section 83(b) election).

41.	How will U.S. income and employment tax withholding be handled?

As your shares of restricted stock vest over time (or on the date of grant if you file a Section 83(b) election as described in answer to Question 40), you will be required to recognize taxable income. This means that we will have an obligation to withhold income and employment taxes, much like the obligation that arises when we pay you a salary. Until you have satisfied these tax withholding requirements in a manner satisfactory to the Company (such as by making arrangements to sell shares through a broker and use the proceeds for the payment of the tax or by agreeing to reduce the shares issuable to you in an amount sufficient to pay the tax or by other income withholding or by delivering a personal check to us), we will have no obligation to release shares to you.

If you choose to file a Section 83(b) election with respect to a restricted stock award, you will be required to submit to Strayer a copy of your Section 83(b) election filed with the IRS. At the time you file your Section 83(b) election, you will also be required to make a one-time cash payment to Strayer to cover the income and employment withholding tax due based on the fair market value on the grant date of all of the shares subject to the restricted stock award.

In addition to the methods described above, we may, at our discretion, permit or require satisfaction of the tax withholding requirements by withholding from the number of shares of our common stock vesting under your restricted stock award a number of shares (rounded down to the nearest whole share) determined by multiplying the number of shares becoming vested by the combined minimum statutory income and employment tax withholding rates applicable to you. You would be required to pay by personal check any additional required withholding tax related to a fractional share. Regardless of which tax withholding alternative is used, you will also authorize us to withhold from your first paycheck (and subsequent paychecks if necessary) following the vesting date an amount sufficient to satisfy any unsatisfied portion of your required tax withholding.

If your employment with us is terminated for any reason after you have received shares of common stock but before you have satisfied your income and employment withholding tax obligation, we are permitted to reduce the number of shares issuable to you in an amount sufficient to satisfy your income and employment tax obligation, and we will deduct the entire amount of any remaining tax obligation from your final paycheck.

42.	Are there other tax consequences to which I may be subject?

Depending on where you live, there may be additional state or local tax imposed on your restricted stock award. You should consult with your own tax advisor.

HOW TO GET MORE INFORMATION

43.	Who can I talk to if I have questions about the offer?

For additional information or assistance, you should contact Mark Brown at (703) 247-2500 or mbrown@strayer.edu.

II.    CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including those described below. The risks identified in this section and the risks described under the heading entitled ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006, highlight the material risks of participating in this offer. Eligible employees should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. We strongly urge you to read the rest of this offer to exchange.

ECONOMIC RISKS

The valuation methodology utilized to determine the exchange ratios is based on the Black-Scholes option pricing model and does not necessarily reflect the actual value of the options.

The offer is intended to result in the grant of shares of restricted stock having a value that, on a grant-by-grant basis, is equivalent to the aggregate value of the eligible option surrendered in the offer for those shares of restricted stock. Our valuation of the options eligible for exchange in the offer is based on the Black-Scholes stock option valuation model using the following assumptions: (a) the option’s exercise price, (b) an assumed value of $103.60 per share of our common stock, which was the closing price per share as reported on the Nasdaq National Market on May 3, 2006, (c) an expected volatility of our common stock price of 35.62%, (d) the remaining estimated expected life of the option of 2.1 years after vesting, (e) a risk-free interest rate of approximately 4.4% and (f) an expected dividend yield of 1%.

You should be aware that option valuation is not an exact science. Although the Black-Scholes model is a standard and accepted model for determining the value of options, the utilization of different assumptions in the Black-Scholes stock option valuation model can produce significantly different results for the ultimate value of an option. Moreover, even experts can disagree on the correct assumptions to use for any particular option valuation exercise.

If our stock price increases after the date your tendered options are canceled, your canceled options might have been worth more than the restricted stock that you receive in exchange for them.

We cannot predict the market price of our stock. It is possible over time that options you tender for exchange would have had a greater value or lesser value than the shares of restricted stock you receive under this offer.

If you do not have an employment or other service relationship with us for any reason on the date your restricted stock would otherwise vest, you will forfeit any unvested shares of restricted stock.

This means that if you quit for any reason, or we terminate your service, with or without cause or notice prior to the date your restricted stock would vest, you will forfeit the unvested restricted stock (as you would have similarly forfeited unvested options under similar circumstances). This offer is not a guarantee of employment for any period. Your employment or other service relationship with Strayer (or one of our subsidiaries or a successor entity, as applicable) may be terminated at any time by either you or us, with or without cause or notice.

We will not grant restricted stock to you if we are prohibited by applicable laws or regulations.

Even if we accept your tendered options, we will not grant shares of restricted stock to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in U.S. laws, Securities and Exchange Commission rules, regulations or policies or Nasdaq National Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting shares of restricted stock.

TAX-RELATED RISKS

General

When the Strayer stock granted to you under your restricted stock award vests, you will generally recognize ordinary income equal to the fair market value of the vested shares. Any excess of the proceeds on a subsequent sale of the shares over their fair market value on the vesting date will be a capital gain, although you will be eligible for favorable long-term capital gain treatment only if you have held the shares for more than 12 months from the date of vesting.

Tax Withholding

In most cases, at the time the shares of restricted stock vest, you will be responsible for FICA taxes. This generally would mean that 1.45% of the fair market value of the restricted stock at the time of vesting would have to be withheld in payment of Medicare tax. While you are also potentially subject to the larger old age and survivor component of FICA, this is true only to the extent your salary does not exceed the Social Security taxable wage base for that year ($94,200 for 2006). In addition, you will have an income tax withholding obligation with respect to ordinary income you must recognize on the shares’ vesting date, much like the obligation that arises when we pay you your salary. You may satisfy these tax withholding obligations by one of the methods described in the response to Question 41 and in Section 14 of Part III, including by making arrangements to sell shares on your behalf through a broker and use the proceeds for the payment of the tax agreed or to reduce the shares issuable to you in an amount sufficient to pay the tax.

You should consult with your own tax advisor to determine whether you should make estimated tax payments for each year in which your shares vest.

You should review Section 14 of Part III carefully for a more detailed discussion of the potential consequences of participating in this offer. We recommend that you consult with your personal tax advisor before deciding whether or not to participate in the offer with respect to the tax consequences relating to your specific circumstances.

BUSINESS-RELATED RISKS

For a description of risks related to Strayer’s business, please see the discussion of risks associated with our business under the heading ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

III.    THE OFFER

Section 1.    Eligibility.

Employees are ‘‘eligible employees’’ if they are employees of Strayer or one of our subsidiaries on the date the offer commences and on the date on which the tendered options are canceled and restricted stock is granted. However, our five most highly compensated executive officers are not eligible to participate in the offer. Employees who are on medical, maternity, paternity, worker’s compensation, military or another statutorily protected leave of absence or an approved personal leave of absence are eligible to participate in the offer. However, an employee who resigns or receives a ‘‘notice of termination’’ (as defined below) at any time before the date on which tendered options are canceled is not eligible to participate in the offer. For purposes of this offer, an employee will have received a ‘‘notice of termination’’ if the employee has received a written notice that Strayer or one of its subsidiaries intends to take the necessary steps to end the employee’s employment or other service relationship or, in accordance with local laws, the employee has received an offer, filed or has agreed in writing to file a petition in a labor court or has entered into an agreement, in each case, to end the employee’s employment relationship with Strayer or one of its subsidiaries. As you are currently considered an ‘‘at-will’’ employee, this exchange offer does not change that status, and your employment may be terminated by us or by you at any time, including before the exchange offer expires, for any reason, with or without cause. There are currently 11 employees holding options which are eligible for exchange under this offer.

Section 2.    Number of Shares of Restricted Stock; Expiration Date.

We are offering to exchange shares of restricted stock, which will result upon vesting in the release to participants of shares of Strayer common stock, par value $.01 per share, for options to purchase our common stock held by eligible employees which were granted under our 1996 Stock Option Plan, as amended (the ‘‘Option Plan’’) and that have exercise prices greater than $107.00. We refer to such options in this offer as ‘‘eligible options.’’ Any options that have an exercise price that is not greater than $107.00 will not be eligible for exchange and will be automatically excluded from the offer. Our offer is subject to the terms and conditions described in this offer to exchange, the Letter of Transmittal and the Notice of Withdrawal.

Shares of restricted stock are shares of Strayer common stock that will be issued to a participant in the exchange offer promptly following its expiration. The shares of restricted stock will be granted under, and will be subject to the terms and conditions of, the Option Plan and a restricted stock award agreement between Strayer and the eligible employee. Until such shares vest through the employee’s continued employment or other service with Strayer, they remain subject to restrictions on transfer and forfeiture upon termination of service.

As of May 3, 2006, options to purchase approximately 1,043,000 shares of our common stock were outstanding under the Option Plan. Of these, options held by eligible employees to purchase approximately 115,000 shares of our common stock have exercise prices greater than $107.00 per share and are thus eligible to participate in this offer. Assuming all such options are properly tendered for exchange, we will issue approximately 36,189 shares of restricted stock in the exchange.

You may tender for exchange a portion of any eligible option by instruction contained in the Letter of Transmittal. The amount exchanged must be in increments of at least 100 shares. If the amount of any eligible option to be exchanged is less than the total number of shares subject to the eligible option, then the Company will exchange that portion of the eligible option only and the eligible option will remain outstanding for the balance of the shares not exchanged. If an eligible employee elects to exchange only a portion of their eligible option, then the outstanding eligible option will be modified to reduce the number of shares subject to the eligible option by the amount exchanged. Other than the number of shares subject to the eligible option, the terms and conditions of eligible option and your option agreement will remain the same, including the exercise price and vesting period. As an example, if an eligible employee holding an eligible option to purchase 2,000 shares elects to exchange only 1,200 shares subject to that eligible option, then (1) the outstanding option will be modified to reduce the number of shares subject to the eligible option by 1,200 shares (leaving the eligible employee with an outstanding eligible option to purchase 800 shares on the same terms) and (2) 1,200 shares would be tendered in the exchange.

The number of shares of restricted stock you will receive in exchange for a canceled eligible option will be determined by the exchange ratio applicable to that specific option. An exchange ratio represents the number of shares subject to an eligible option that will be canceled in exchange for the grant of one share of restricted stock under this exchange program. The exchange ratios are as follows:

Option Grant Date	Option Exercise Price	Exchange Ratio
February 15, 2005	$107.28	2.921
February 10, 2004	$118.00	3.726
May 11, 2004	$119.72	3.649

We will not issue any fractional shares of restricted stock. Accordingly, any exchange that would result in a fractional share will be rounded up to the nearest whole number of shares of restricted stock. For example, if an employee elects to exchange an eligible option to purchase 1,000 shares of our common stock and the exchange ratio applicable to that option is 2.921 (meaning that one share of restricted stock will be issued for each 2.921 shares subject to the canceled option), that employee will receive a total of 343 shares of restricted stock (i.e., 1,000 divided by the exchange ratio of 2.921 is 342.35 shares, and rounded up to the nearest whole number is 343 shares).

Separate from the offer to exchange, you should have received an Individual Statement of Options. This statement identifies each of the options you currently hold which has an exercise price greater than $107.00 and therefore is eligible for exchange pursuant to this offer and the exchange ratio that applies to each option. If you did not receive or have misplaced your Individual Statement of Options, you may request another copy of your statement by contacting Mark Brown at (703) 247-2500 or mbrown@strayer.edu.

To determine the exchange ratios applicable to eligible options, we used the Black-Scholes stock option valuation model. ‘‘Black-Scholes’’ is a widely-used method for valuing stock options and uses the following factors: (i) stock price, (ii) the exercise price of the option, (iii) the expected life of the option, (iv) the volatility of the stock price, (v) a risk-free interest rate, and (vi) the expected dividend yield of the stock. Some of these factors are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following measures:

•	Stock price: the closing stock price of our common stock on May 3, 2006, or $103.60 per share.

•	Exercise price: the exercise price of the applicable eligible option.

•	Expected life of option: the remaining estimated expected life of the option of 2.1 years after vesting.

•	Volatility: 35.62%.

•	Risk-free interest rate: approximately 4.9%.

•	Expected dividend yield: 1%

In applying the Black-Scholes model to value the eligible options, the factors that varied from option to option were their exercise prices, risk free interest rate and remaining contractual lives, while the factors for stock price, volatility, and expected dividend yield were common to our valuation of all eligible options.

The aggregate value of the restricted stock rights that you will receive if you elect to participate in the offer will be approximately equivalent to the aggregate Black-Scholes value of the eligible options you surrender for exchange. The exchange ratios used in this offer have been authorized by our Board of Directors. Because option valuation is inherently speculative and imprecise, in addition to considering the relationship between the value of your options and the value of any shares of restricted stock that you would receive pursuant to this offer, you also should consider the other matters discussed or referenced in this offer to exchange as part of your overall determination of whether or not to participate in the exchange.

This offer will expire on the expiration date. The term ‘‘expiration date’’ means 11:59 p.m., Eastern Time, on June 12, 2006 unless we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term ‘‘expiration date’’ will mean the latest time and date at which the offer expires. See Section 15 of Part III for a description of our rights to extend, delay, terminate and amend the offer.

Section 3.    Purpose of the Offer.

We are making this exchange offer for compensatory purposes.

The Compensation Committee determined (and the Board concurs) that grants of restricted stock are generally preferable to grants of stock options as an equity compensation vehicle and are more suited to the Company's long-term business model because restricted stock has an intrinsic value when granted (as opposed to stock options) and therefore an employee holding restricted stock shares a downside risk to such value with other holders of the Company's common stock. The purpose of this offer is to promote the interests of our stockholders by strengthening our ability to motivate and retain valued employees through providing them with an equity stake in the Company in a form that we believe is better suited to the Company's long-term business model. Accordingly, the Compensation Committee of the Board of Directors has determined that it is in the best interest of Strayer and its stockholders to authorize the offer to exchange in order to enhance stockholder value by creating better performance incentives for our employees.

The Compensation Committee of the Board of Directors considered a variety of alternatives to address the issue of how to provide equity compensation best suited to our long-term business model. The Compensation Committee determined (and the Board concurred) that option holders could benefit from the opportunity to obtain through the exchange what we believe is the benefit associated with restricted stock.

Although the Compensation Committee of our Board of Directors has approved this offer (and the Board concurs), they recognize that the decision to accept or reject the offer is an individual one that should be based on a variety of factors. Accordingly, you should consult with your personal advisors if you have questions about your financial or tax situation. Neither we, the Compensation Committee or our Board of Directors are making a recommendation to you as to whether you should elect to exchange your options. You must make your own decision whether to exchange your options.

Section 4.    Procedures for Tendering Options.

Proper Tender of Options.

To properly tender your options for exchange, you must timely submit an election to participate by completing, signing and dating the Letter of Transmittal provided to you in connection with this offer to exchange and delivering it to us according to the instructions contained in the Letter of Transmittal (you may request an additional copy of the Letter of Transmittal using the contact information in this Section 4). The Letter of Transmittal must be delivered by via electronic delivery, facsimile, regular mail, overnight courier or hand delivery as follows:

Via Electronic Delivery: Scan the completed and signed Letter of Transmittal and e-mail it to mbrown@strayer.edu.

Via Facsimile: To Strayer Education, Inc., Attn: Mark Brown, facsimile number (703) 527-0112.

Via Regular Mail, Overnight Courier or Hand Delivery: To Strayer Education, Inc., Attn: Mark Brown, 1110 Wilson Boulevard, Suite 2500, Arlington, Virginia 22209.

Your election to exchange will be effective only after you properly submit a Letter of Transmittal before the offer expires.

Your proper and timely submission of a Letter of Transmittal or a Notice of Withdrawal will constitute a ‘‘submitted election.’’ To be timely, your election must be RECEIVED by us before the offer expires by delivery of a Letter of Transmittal or a Notice of Withdrawal as described above.

The method of delivery of your Letter of Transmittal is at your election and risk. Your Letter of Transmittal will be effective upon receipt.In all cases, you should allow sufficient time to ensure we receive it in time. We intend to electronically confirm our receipt of your submitted election within two business days of receipt. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

We will determine, in our discretion, all questions as to the number of shares subject to eligible options, and the validity, form, eligibility (including time of receipt) of submitted elections (including any changes of elections) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any submitted elections or any options tendered for exchange to the extent that we determine they are not properly completed or to the extent that we determine it is unlawful to accept the options for exchange. We may waive any defect or irregularity in a submitted election. No eligible options will be properly tendered for exchange until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any submitted election, and no one will be liable for failing to give notice of any defects or irregularities.

Your Choosing to Participate and Our Accepting Your Options Constitute an Agreement.

If you elect to exchange your options by submitting a Letter of Transmittal in accordance with the procedures described above, you will have accepted the terms and conditions of our offer. If we accept the eligible options that you properly tender for exchange, there will be a binding agreement between us and you on the terms and subject to the conditions of this offer to exchange and the Letter of Transmittal. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered eligible options that have not been validly withdrawn.

Effect of Exchange on Options.

If you elect to exchange your eligible options and we accept such options for exchange, effective on our acceptance, the eligible options you tendered for exchange will be canceled and the stock option agreement(s) evidencing them will be deemed null and void. Partial exercises will result in an appropriate amendment to your option agreement. See Section 2 of Part III. You will be required to enter into our standard form restricted stock award agreement which will govern the terms of your restricted stock award. If you do not elect to exchange your eligible options, you properly withdraw a previously submitted election or any of the options you tender for exchange are not eligible because their exercise price is not greater than $107.00, you will not participate in the offer with respect to such options, and you will retain your options at their current exercise price(s) and subject to their current terms.

Questions About the Offer.

You can ask questions about this offer or request assistance, additional copies of the exchange offer documents and copies of the Letter of Transmittal and the Notice of Withdrawal by contacting Mark Brown at (703) 247-2500 or mbrown@strayer.edu.

Section 5.    Withdrawal Rights and Change of Election.

You may only withdraw your tendered options or change your election in accordance with the provisions of this Section 5.

You may withdraw your tendered options from the option exchange offer at any time before 11:59 p.m., Eastern Time, on June 12, 2006. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration date. We expect to accept and cancel all properly tendered eligible options promptly following the expiration of the offer. However, if we have not accepted and canceled your properly tendered options by 11:59 p.m., Eastern Time, on August 7, 2006, you may withdraw your tendered options at any time after that date and until your tendered options have been accepted.

If your employment with us terminates prior to the expiration of the offer, your tendered options will automatically be withdrawn. If automatically withdrawn, you may exercise those options to the extent they are vested at the time of your termination of employment, but only during the limited period for which those options remain exercisable pursuant to your stock option agreement following your termination. Similarly, any of the options you tender for exchange having an exercise price that is not greater than $107.00 will be ineligible to participate and automatically excluded from the offer. Such excluded options will remain outstanding and will be exercisable in accordance with their terms.

Please note that, although you may tender a portion of an eligible option, you may not withdraw your election with respect to only a portion of an eligible option. Accordingly, if you elect to withdraw a previously tendered option represented by a particular grant, you must reject this exchange offer with respect to the entire tendered portion of the option represented by that particular grant, but you need not withdraw your tender of other eligible options represented by different grants.

To withdraw any or all of your tendered options, you must submit to us the Notice of Withdrawal provided to you in connection with this offer to exchange. The Notice of Withdrawal must be delivered via electronic delivery, facsimile, regular mail, overnight courier or hand delivery as follows:

Via Electronic Delivery: Scan the completed and signed Notice of Withdrawal and e-mail it to mbrowne@strayer.edu.

Via Facsimile: To Strayer Education, Inc., Attn: Mark Brown, facsimile number (703) 527-0112.

Via Regular Mail, Overnight Courier or Hand Delivery: To Strayer Education, Inc., Attn: Mark Brown, 1110 Wilson Boulevard, Suite 2500, Arlington, Virginia 22209.

Your election to withdraw previously tendered options from the option exchange offer will be effective only after you properly submit a Notice of Withdrawal before the offer expires.

If you later decide to make a new election to tender eligible options in this offer, you must request and submit a new Letter of Transmittal by following the instructions in Section 4. Please see Section 4 for the contact information you should use to request additional copies of the Letter of Transmittal or the Notice of Withdrawal. The final change to your elections that you submit to us prior to the expiration of the offer will be binding, and you will not be permitted to make any further withdrawals or elections after the offer expires.

You may not rescind any withdrawal, and options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options by delivering a new properly completed and executed Letter of Transmittal before the offer expires.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal or new Letter of Transmittal, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form, completeness and validity, including time of receipt of Notices of Withdrawal and new Letters of Transmittal. Our determinations of these matters will be final and binding.

To be timely, your election to withdraw previously tendered options from this offer must be RECEIVED by us before the offer expires by delivery of a Notice of Withdrawal as described above.

The method of delivery of your Notice of Withdrawal is at your election and risk. Your Notice of Withdrawal will be effective upon receipt. In all cases, you should allow sufficient time to ensure we receive it in time. We intend to electronically confirm our receipt of your submitted election within two business days of receipt. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

Section 6.    Acceptance of Options for Exchange and Issuance of Shares of Restricted Stock.

Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we will accept for exchange all eligible options properly tendered and not validly withdrawn before the expiration of the offer. All options accepted by us pursuant to this offer will be canceled as of the date of acceptance, and you will no longer have any rights under those options. Restricted stock awards will be granted as of the date of our acceptance. If we accept and cancel options properly tendered for exchange after June 12, 2006, or if we extend the date by which we must accept and cancel options properly tendered for exchange, the time in which the shares of restricted stock will be granted will be similarly delayed.

We will accept partial tender of an eligible option in increments of at least 100 shares. You may tender all or part of the remaining portion of an eligible option that you have partially exercised (in increments of at least 100 shares).

For purposes of the offer, we will be deemed to have accepted for exchange eligible options that are validly tendered and not properly withdrawn when we give notice to option holders of our acceptance. We will give notice of our acceptance, which may be by e-mail, facsimile or press release, promptly following the expiration date.

All restricted stock awards will be granted under the Option Plan and will be subject to the terms and conditions of a restricted stock award agreement between you and Strayer. As promptly as practicable after the grant date, we will send you the restricted stock award agreement (in the form filed as an exhibit to our Tender Offer Statement on Schedule TO but with all the blanks filled in). This agreement will be effective from and as of the grant date.

If you are not an eligible employee of Strayer or one of our subsidiaries on the expiration date, your election to exchange your options will automatically be deemed to have been withdrawn as of the date of your termination and our offer will not affect the terms of your existing options.

It is theoretically possible that, prior to the cancellation of options tendered for exchange and the grant of shares of restricted stock, we might effect or enter into an agreement for a merger or other similar transaction in which Strayer is acquired by another company. If there were to be a sale of all or substantially all of our assets or stock, or we were to merge with another company, before the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options. Further, if we were to be acquired prior to the expiration date, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact subject to all of their terms and conditions.

If we were to be acquired by another company after we accept and cancel your tendered options and grant you shares of restricted stock, your shares of restricted stock would become fully vested and be treated in the same manner as all other shares of Strayer common stock outstanding at the time of the merger or acquisition transaction.

Section 7.    Conditions of the Offer.

Subject to rules of the Securities and Exchange Commission and notwithstanding any other provision of the offer, we will not be required to accept for exchange any options and may terminate or amend the offer or postpone the acceptance of any options, if at any time on or after commencement of the offer and before the expiration date of the offer any of the following events shall have occurred (or shall have been determined by us to have occurred) that in our reasonable judgment makes it inadvisable to proceed with the offer or with acceptance for exchange:

•	there has been instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, or the issuance of shares of restricted stock in exchange for options; or that, in our reasonable judgment, would materially and adversely affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us described in Section 3 above;

•	there has been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would:

•	make the acceptance for exchange of, or the issuance of shares of restricted stock for, some or all of the options illegal or otherwise restrict or prohibit consummation of the offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue shares of restricted stock for, some or all of the tendered options;

•	materially impair (such as by increasing the accounting or other costs of the offer to us) the contemplated benefits of the offer to us described in Section 3 above; or

•	materially and adversely affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

•	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, would affect the extension of credit by banks or other lending institutions in the United States;

•	any significant and adverse change in the market price of our shares of common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that would, in our reasonable judgment, have a material and adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our common stock;

•	any change in the general political, market, economic or financial conditions in the United States or abroad that would have, in our reasonable judgment, a material and adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with this offer;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•	any decline in either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Companies by an amount in excess of 10% measured from the close of business on May 3 2006; or

•	any change in generally accepted accounting principles or interpretations of generally accepted accounting principles which would, in our reasonable judgment, materially and adversely affect the manner in which we are required for financial accounting purposes to account for the offer;

•	a tender or offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, has been proposed, announced or made by another person or entity or has been publicly disclosed, or we have learned that:

•	any person, entity or ‘‘group’’ (within the meaning of Section 13(d)(3) of the Securities Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group has been formed that beneficially owns more than 5% of the outstanding shares of our common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the expiration date of the offer);

•	any person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the expiration date of the offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities;

•	any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, has had or would have a material adverse effect on us and our subsidiaries, taken as a whole.

The conditions to the offer are for our benefit. We may assert them at our discretion prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion. Our failure at any time prior to the expiration date to exercise any of these rights will not be deemed a waiver of any rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed to be a waiver with respect to any other facts and circumstances.

Section 8.    Price Range of Our Common Stock.

Our common stock is quoted on the Nasdaq National Market under the trading symbol ‘‘STRA’’. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
2003
First Quarter	$59.09	$49.60
Second Quarter	$80.00	$54.04
Third Quarter	$103.44	$76.26
Fourth Quarter	$112.86	$91.50
2004
First Quarter	$118.81	$104.25
Second Quarter	$129.93	$104.54
Third Quarter	$115.10	$83.52
Fourth Quarter	$118.52	$92.07
2005
First Quarter	$115.96	$102.18
Second Quarter	$115.21	$77.24
Third Quarter	$103.27	$78.27
Fourth Quarter	$102.70	$85.37
2006
First Quarter	$104.49	$87.07

On May 3, 2006, the closing price per common share as reported by the Nasdaq National Market was $103.60.

Our stock price has been, and in the future may be, highly volatile. The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, some of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies, and that have often been unrelated or disproportionate to the operating performance of these companies.

We recommend that you obtain the current market price of our common shares before deciding whether to elect to exchange your options.

Section 9.    Source and Amount of Consideration; Terms of Restricted Stock.

Consideration.

The number of whole shares of restricted stock to be granted in exchange for each eligible option will be determined based upon an exchange ratio applicable to that option. Each eligible employee will receive an Individual Statement of Options identifying the options held by the employee which have exercise prices greater than $107.00 and therefore may be eligible for exchange and the specific exchange ratio that will apply to each such option.

We will not issue any fractional shares of restricted stock. Accordingly, any exchange that would result in a fractional share under the applicable exchange ratio will be rounded up to the nearest whole number of shares of restricted stock.

As of May 3, 2006, options granted under the Option Plan were issued and outstanding to purchase an aggregate of approximately 1,043,000 shares of Strayer common stock, of which options having exercise prices greater than $107.00 per share and thus potentially eligible for exchange in this offer were outstanding to purchase approximately 115,000 shares of our common stock at a weighted average exercise price of approximately $111.85 per share. The number of shares subject to options having exercise prices greater than $107.00 per share is less than 1% of the total number of shares of our common stock issued and outstanding as of May 12, 2006. If we receive and accept for exchange all such outstanding options having exercise prices greater than $107.00 per share, we will issue approximately 36,189 shares of restricted stock.

Terms of the Restricted Stock.

The shares of restricted stock issued pursuant to this offer will be issued pursuant to the Option Plan. For each restricted stock award granted in the offer, we and the participant will enter into a restricted stock award agreement. As soon as practicable following the grant date, we will send to each recipient of restricted stock in this offer a completed restricted stock award agreement. The terms and conditions of the restricted stock awards will vary from the terms and conditions of the options tendered for exchange. You must sign and return the restricted stock award agreement to be entitled to your restricted stock award. This agreement will be effective from and as of the grant date. The following description of the restricted stock awards to be granted under the Option Plan is a summary of the material terms of these awards.

Important Note: The description below of the Option Plan and the restricted stock awards to be granted in this offer is merely a summary and does not purport to be complete. Any statements are subject to, and are qualified in their entirety by reference to, all provisions of the Option Plan and the applicable form of restricted stock award agreement evidencing the restricted stock award. These documents have been included as exhibits to our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (to which this document is also an exhibit).

•	General. The Option Plan, as amended, was adopted by our Board of Directors on April 23, 2001 and approved by our stockholders on May 16, 2001 and subsequently amended on May 3, 2006. As of May 3, 2006, there were 363,511 authorized, unissued shares of our common stock available for grant under the Option Plan. The Option Plan permits the Compensation Committee of our Board of Directors to grant a variety of equity-based awards, including the restricted stock awards to be granted in this offer.

•	Purpose. The purpose of the Option Plan is to advance the interests of Strayer and its stockholders by providing eligible individuals an opportunity to acquire a proprietary interest in Strayer, which thereby will create a stronger incentive for those individuals to expend maximum effort for the growth and success of Strayer, and will encourage such eligible individuals to remain in the employ of Strayer.

•	Administration. The Option Plan is generally administered by the Compensation Committee of our Board of Directors. Subject to the provisions of the Option Plan, the Committee selects the individuals eligible to be granted awards under the Option Plan, the types of awards granted, the time(s) at which awards may be granted, the number of shares subject to each award and all of the terms and conditions of each award. The Committee has the authority to interpret the Option Plan and to make all other determinations relating to the Option Plan.

•	Nature of Restricted Stock. Each restricted stock award consists of shares of Strayer common stock that are issued to the participant at the time the award is granted. Under the terms of the restricted stock awards to be issued in this offer, the shares of restricted stock will be held pursuant to the terms of an escrow arrangement established by the restricted stock award agreement until the shares vest, if at all, after which time they will be released from the escrow arrangement and delivered to the participant upon written request. During the period in which the shares of restricted stock remain subject to the escrow arrangement, you will nevertheless have certain of rights of a Strayer stockholder, including the right to vote the shares and receive any cash dividends we may pay. Between the date on which a restricted stock award is granted and the date on which shares subject to the award vest, the value of the award will fluctuate based on the market price of our common stock, although you will have no right to sell or otherwise transfer such shares until they have vested. No monetary payment (other than applicable tax withholding, if any) will be required as a condition of being granted shares of restricted stock.

•	Vesting. All restricted stock rights received in exchange for eligible options will be subject to the same vesting schedule on which the option being exchanged would have vested. We will grant restricted stock awards promptly following the expiration of the offer in exchange for properly tendered options. All shares of restricted stock issued in the offer will require the same period as the exchanged option for full vesting of the award. In order to vest in the restricted stock granted to a participant, the participant must remain employed by or under another service agreement with Strayer or any of our subsidiaries on the applicable vesting date. The length of the vesting schedule applicable to each restricted stock award will depend on the remaining vesting period of the option tendered in exchange for that restricted stock award as of the date it is canceled, as follows:

Option Grant Date	Option Exercise Price	Vesting Date
February 15, 2005	$107.28	February 15, 2009
February 10, 2004	$118.00	February 10, 2008
May 11, 2004	$119.72	May 11, 2008

Restricted stock awards will vest on the applicable vesting dates, subject to the participant’s continued employment or other service with Strayer or any of its subsidiaries. However, your shares of restricted stock will become fully vested if we are acquired by another company (called a ‘‘change in control’’) or upon your death or disability. These three terms have precise definitions which are set forth in your restricted stock award agreements. We encourage you to read those definitions and the rest of that agreement carefully. See also Section 9 of Part III.

If any of the shares of restricted stock would otherwise become vested during a period in which you are (1) subject to a lock-up agreement restricting your ability to sell shares of Strayer common stock in the open market or (2) restricted from selling shares of Strayer common stock in the open market because you are not then eligible to sell under any company securities trading policies as then in effect (whether because a trading window is not open or you are otherwise restricted from trading), vesting in such shares of restricted stock will be delayed until the first date on which you are no longer prohibited from selling shares of Strayer common stock due to a lock-up agreement or securities trading policy restriction.

•	Delivery of Common Shares. Upon vesting, shares of restricted stock previously issued to you will, at your request, be released from an escrow arrangement within thirty (30) days following the date on which such shares first become vested.

•	Termination of Employment. In the event a participant in the offer ceases to be an employee or other service provider to Strayer or a subsidiary at any time prior to the vesting of the participant’s restricted stock, all of such participant’s shares of restricted stock which are unvested at the time of termination of employment generally will be forfeited to Strayer and canceled.

•	Transfer Restrictions. Until they have vested, your restricted stock rights may not be transferred, assigned, pledged or hypothecated by you, whether by operation of law or otherwise, nor may the restricted stock rights be made subject by you to execution, attachment or similar process.

•	Voting and Dividend Rights. If you are granted shares of restricted stock, you will have the right to vote and to receive any cash dividends we may pay with respect to such shares.

•	Adjustments Upon Certain Events. In the event of a stock split, a stock dividend or a similar change in the Strayer common stock, the number of shares covered by the restricted stock award may be adjusted (and rounded down to the nearest whole number) pursuant to the Option Plan. Your restricted stock shall be subject to the terms of the agreement of merger, liquidation or reorganization in the event Strayer is subject to such corporate activity.

•	Effect of a Change in Control of Strayer. In the event of a Change in Control of Strayer (as defined by the terms of the restricted stock award), all of the restricted stock awards will become fully vested and the holders will participate in the in change in control transaction on the same basis as other shareholders.

•	Amendment or Termination of the Option Plan. The Board of Directors may terminate or amend the Option Plan at any time and for any reason. The Option Plan shall terminate in any event on April 23, 2020. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code or other applicable laws, rules or regulations.

•	Registration of Shares. The shares of Strayer common stock underlying the restricted stock issuable in connection with the exchange have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the Securities and Exchange Commission. Unless you are considered an ‘‘affiliate’’ of Strayer (in which additional restrictions may apply), you will generally be able to sell the vested shares you receive pursuant to your restricted stock free of any transfer restrictions under applicable United States securities laws.

•	Tax Consequences. You should refer to Section 14 for a discussion of the material U.S. federal income tax consequences of the acquisition, holding and vesting of shares of restricted stock under this offer. We recommend that you consult with your own tax advisor to determine the tax and social insurance consequences of this transaction under the laws of the country in which you live and work.

Section 10.    Information Concerning Strayer.

General.    Strayer is incorporated in the State of Maryland. Our principal executive offices are located at 1100 Wilson Boulevard, Suite 2500, Arlington, Virginia 22209, and our telephone number at that address is (703) 247-2500.

We are a for-profit post-secondary education services corporation. Our mission is to make high quality, post-secondary education achievable and convenient for working adults in today’s economy. We work to fulfill this mission by offering a variety of academic programs through our wholly-owned subsidiary Strayer University, Inc., both in traditional classroom courses and through Strayer University Online. Strayer University prides itself on making post-secondary education accessible to working adults who were previously unable to take advantage of higher education opportunities.

Founded in 1892, Strayer University is an institution of higher learning that offers undergraduate and graduate degree programs in business administration, accounting, information technology, education, and public administration at 41 physical campuses in Pennsylvania, Delaware, Maryland, Washington, D.C., Virginia, North Carolina, South Carolina, Georgia, Tennessee and Florida. We have more than 27,000 students enrolled in our programs. Strayer University is accredited by the Middle States Commission on

Higher Education, one of the six regional collegiate accrediting agencies recognized by the U.S. Secretary of Education. Strayer University attracts students from around the country and throughout the world. As part of its program offering, the University also offers classes via the Internet through Strayer University Online, providing its working adult students a flexible and convenient program offering over the Internet.

Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals and are not engaged in negotiations that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization;

•	any change in our present Board of Directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	our common shares being delisted from the Nasdaq National Market;

•	our common shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;

•	the acquisition by any person of any of our securities or the disposition of any of our securities; or

•	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

We cannot assure you that we will not plan, propose or engage in negotiations with respect to the above noted matters during or after the expiration of our offer.

Certain Summary Financial Information.    Set forth below is a summary of our financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and the Section entitled Management's Discussion and Analysis of Financial Condition and Results of Operation contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which is incorporated herein by reference. See Section 18.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Income Statement Data:
Revenues	$147,025	$183,194	$220,507	$56,153	$67,090
Costs and expenses:
Instruction and educational support	53,116	63,860	76,977	18,459	22,038
Selling and promotion	22,768	29,435	41,090	8,663	10,672
General and administration	20,013	24,416	27,576	6,543	9,394
Gain on sale of asset	1,772	—	—	—	—
Income from operations	52,900	65,483	74,864	22,488	24,986
Investment and other income	2,420	1,595	2,982	610	955
Income before income taxes	55,320	67,078	77,846	23,098	25,941
Provision for income taxes	21,646	25,838	29,781	9,007	9,985
Net income	$33,674	$41,240	$48,065	$14,091	$15,956
Preferred stock dividends and accretion	5,136	1,389	—	—	—
Net income available to common stockholders	$28,538	$39,851	$48,065	$14,091	$15,956
Net income per share:
Basic	$2.67	$2.91	$3.32	$0.96	$1.12
Diluted	$2.27	$2.74	$3.26	$0.94	$1.10
Weighted average shares outstanding:
Basic	10,694	13,674	14,472	14,661	14,258
Diluted	14,857	15,057	14,741	14,950	14,559

	December 31,			March 31,
	2004	2005	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$122,757	$119,806	$126,213
Working capital (a)	112,726	110,886	110,843
Total assets	210,114	225,845	240,518
Long-term liabilities	5,784	6,569	6,337
Total liabilities	61,192	74,005	86,702
Total stockholders' equity	148,922	151,840	153,816

(a)	Working capital is calculated by subtracting current liabilities from current assets.

Strayer's book value per share as of March 31, 2006 was $10.73. Book value per share is the value of our total stockholders' equity divided by the number of our issued and outstanding common shares, which at March 31, 2006 was 14,339,427.

For information regarding the accounting consequences of our offer, see Section 12.

Section 11.    Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

Neither our directors nor our five most highly compensated executive officers are eligible to participate in this offer. For information with respect to the beneficial ownership of our common stock by our directors and executive officers who were beneficial owners of our common stock as of March 17, 2006, please refer to our definitive proxy statement for our 2006 annual meeting of stockholders filed with the Securities and Exchange Commission on April 3, 2006.

Section 12.    Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer.

Options that we acquire through the offer will be canceled, and up to 78,811 of the shares subject to those options will be returned to the pool of shares available for the grant pursuant to this offer of shares of restricted stock under the Option Plan. To the extent that the number of shares subject to options canceled pursuant to the offer exceeds the number of shares of restricted stock to be granted in connection with the offer, the excess shares will not be returned to the Option Plan or otherwise made available for the future grant of equity-based awards.

In connection with the issuance of restricted stock in exchange for tendered options that we accept for cancellation, we will be required to recognize aggregate expense based on a valuation of the options being exchanged and the shares of restricted stock being issued on the day we grant the restricted stock compared to the valuation on May 3, 2006. We will be required to recognize any applicable expense in our financial statements over the restricted stock vesting period. Because of the exchange ratio, we expect to recognize approximately the same amount of expense on the vesting of the stock options which are eligible to be exchanged. Accordingly, we believe the incremental expense, if any, as a result of the exchange offer will be minimal.

Section 13.    Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options or shares of restricted stock as described in the offer. If any other approval or action should be required, we presently intend to seek that approval or take that action. This could require us to delay the acceptance of options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged options and to issue shares of restricted stock is subject to the conditions described in Section 7.

Section 14.    Material U.S. Federal Income Tax Consequences.

The following is a description of the material U.S. federal income tax consequences of the offer. This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to in this Section as the ‘‘Code’’), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances and it is not intended to be applicable in all respects to all categories of option holders.

We recommend that you consult your own tax advisor with respect to the consequences of participating in the offer under state, local and U.S. tax laws, as well as tax consequences arising from your particular personal circumstances.

Option Exchange and Grant of Restricted Stock.    You will not be subject to current U.S. federal income taxation if you elect to keep your eligible options until exercise. There will not be any immediate U.S. federal income tax consequences of receiving a restricted stock award in exchange for your eligible options, unless you elect to file an election under Section 83(b) of the Internal Revenue Code, as described below.

Vesting of Restricted Stock.    When shares of restricted stock granted to you vest, you will recognize ordinary income equal to the fair market value of the shares that become vested. We will determine the fair market value of the shares based on the closing price of our common stock as reported on the Nasdaq National Market on the applicable vesting date, or if not reported on such date, on the last day such closing price was reported. We will be entitled to a tax deduction equal to any amount recognized as ordinary income by you with respect to your vested restricted stock.

Election under Section 83(b).    You may elect to be taxed at the time that shares of restricted stock are granted to you as if the shares were not subject to vesting conditions by filing an election with the Internal Revenue Service under Section 83(b) of the Internal Revenue Code no later than 30 days after the date of grant of the shares. If you properly file a Section 83(b) election, you will recognize ordinary income equal to the fair market value of the shares determined on the date of grant.

Subsequent Sale of Shares.    Your tax basis in the shares granted to you will be equal to the fair market value on the date of vesting (that is, equal to the amount of ordinary income you recognize), and the capital gain holding period will commence upon the day following date on which the shares vested. However, if you filed a Section 83(b) election, your tax basis will be equal to the fair market value of the shares on the date they were granted to you, and the capital gain holding period will commence on the date of grant. Your subsequent disposition of the stock will ordinarily result in a capital gain or loss in an amount equal to the difference between the amount you realize on the disposition and your tax basis in the shares that are disposed of. If you dispose of shares of common stock after you have held the shares for more than one year, such capital gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by individuals are subject to a more favorable rate of tax (currently, a maximum rate of 15%) than ordinary income. There are limitations imposed on the ability of individuals to deduct capital losses against their ordinary income.

Tax Withholding.    At the time you recognize ordinary income, we will have an income and employment tax (e.g., FICA) withholding obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. This ordinary income resulting from the vesting of your restricted stock (or acquisition of the shares if you file a Section 83(b) election) will be reflected on your year-end Form W-2 reported to the Internal Revenue Service. The income tax withholding may be insufficient to cover your final income tax liability with respect to the shares issued to you. You should consult with your own tax advisor to determine whether you should make estimated tax payments for the year in which you recognize ordinary income under your restricted stock award.

As a condition to our delivering shares of common stock to you, you must make arrangements with us to satisfy these tax withholding obligations. Until you have satisfied these tax withholding requirements in a manner satisfactory to the Company (such as by making arrangements to sell shares through a broker and use the proceeds for the payment of the tax or by agreeing to reduce the shares issuable to you in an amount sufficient to pay the tax or by other income withholding or by delivering a personal check to us), we will have no obligation to release shares to you.

If you choose to file a Section 83(b) election with respect to a restricted stock award, you will be required to submit to Strayer a copy of your Section 83(b) election filed with the IRS. At the time you file your Section 83(b) election, you will also be required to make a one-time cash payment to Strayer to cover the income and employment withholding tax due based on the fair market value on the grant date of all of the shares subject to the restricted stock award.

In addition to the methods described above, we may, at our discretion, permit or require satisfaction of the tax withholding requirements by withholding from the number of shares of our common stock vesting under your restricted stock award a number of shares (rounded down to the nearest whole share) determined by multiplying the number of shares becoming vested by the combined minimum statutory income and employment tax withholding rates applicable to you. You would be required to pay by personal check any additional required withholding tax related to a fractional share. Regardless of which tax withholding alternative is used, you will also authorize us to withhold from your first paycheck (and subsequent paychecks if necessary) following the vesting date an amount sufficient to satisfy any unsatisfied portion of your required tax withholding.

If your employment with us is terminated for any reason after you have received shares of common stock but before you have satisfied your income and employment withholding tax obligation, we are permitted to reduce the number of shares issuable to you in an amount sufficient to satisfy your income and employment tax obligation, and we will deduct the entire amount of any remaining tax obligation from your final paycheck.

Section 15.    Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 (‘‘Conditions of the Offer’’) of Part III of this document has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written or electronic notice of such extension to the option holders or making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the offer to terminate or amend the offer and postpone our acceptance and cancellation of any options that you elect to exchange upon the occurrence of any of the conditions specified in Section 7 of this document by giving oral, written or electronic notice of such termination or postponement to you or by making a public announcement thereof. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the offer to exchange.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect.

Amendments to the offer may be made at any time and from time to time. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of the offer will be disseminated promptly in a manner reasonably designed to inform option holders of the change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any dissemination.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in the amount of consideration or change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the terms of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of the information. If we decide to take any of the following actions, we will notify you and extend the expiration date to the tenth business day after the date of the notice (unless the expiration date as originally scheduled is already on or after the tenth business day):

•	we increase or decrease the per share exchange value of the options (i.e., increase or decrease what we will give you in exchange for your options);

•	we change the type of options eligible to be tendered for exchange in the offer; or

•	we increase the number of options eligible to be tendered for exchange in the offer such that the common shares underlying the increased options exceed 2% of the common shares issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

A ‘‘business day’’ means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Section 16.    Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for asking option holders to exchange options under this offer.

Section 17.    Additional Information.

With respect to the offer, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that, in addition to this offer to exchange, the Letter of Transmittal and the Notice of Withdrawal, you review the Schedule TO, including its exhibits, before deciding whether or not to exchange your options. We are subject to the informational filing requirements of the Securities Exchange Act of 1934 and, in accordance with that act, are obligated to file reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports, proxy statements and other information include the following, which are incorporated herein by reference:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2006;

•	our Form S-8 registration statement registering shares to be issued under the Option Plan filed with the Securities and Exchange Commission on October 5, 2001;

•	our definitive proxy statement for our 2006 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 3, 2006; and

•	the description of our common stock included in our registration statement on Form S-1, Registration No. 333-03967 filed with the Commission on May 17, 1996, including any amendments or reports filed for the purpose of updating such description; and any amendment or report filed for the purpose of updating such descriptions may be examined, and copies may be obtained, at the Securities and Exchange Commission’s public reference room in Washington, D.C. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-732-0330. Our filings are also available to the public on the Securities and Exchange Commission’s Internet site at http://www.sec.gov and our website at http://www.strayereducation.com.

Our common stock is quoted on the Nasdaq National Market under the symbol ‘‘STRA,’’ and our filings with the Commission can also be read at the offices of the Nasdaq National Market.

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may request by writing to Mark Brown, Strayer Education, Inc., 1100 Wilson Boulevard, Suite 2500, Arlington, Virginia 22209 or telephoning him at (703) 247-2500 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time. You may also contact him by e-mail at mbrown@strayer.edu.

The information contained in this offer to exchange about the Company should be read together with the information contained in the documents to which we have referred you.

Section 18.    Forward-Looking Statements.

Our reports filed with the Commission referred to above include forward-looking statements which reflect the Company’s views as of the time of the filing of the respective reports with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the following:

Our reports filed with the Commission referred to above include forward-looking statements which reflect the Company’s views as of the time of the filing of the respective reports with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the following:

•	the pace of growth of student enrollment;

•	our continued compliance with Title IV of the Higher Education Act and the regulations thereunder, as well as state regulatory requirements and accrediting agency requirements;

•	competitive factors;

•	risks associated with the opening of new campuses;

•	risks associated with the offering of new educational programs and adapting to other changes;

•	risks associated with the acquisition of existing educational institutions;

•	risks related to the timing of regulatory approvals;

•	our ability to continue to implement our online growth strategy;

•	general economic and market conditions; and

•	other factors referenced in this offer and discussed under the heading ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in such filings. Should one or more of the risks and uncertainties described above or elsewhere in these filings occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement herein, except as otherwise required by applicable federal securities laws.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

May 12, 2006	Strayer Education, Inc.